[S & C letterhead]

June 3, 2013

Via EDGAR

United States Securities and Exchange Commission

    Division of Corporation Finance

        100 F Street N.E.

            Washington, D.C. 20549

Attention:	Amanda Ravitz Assistant Director

Re:	FI CBM Holdings N.V. Registration Statement on Form F-4 Filed on May 14, 2013 CIK No. 0001567094

Dear Ms. Ravitz:

On behalf of FI CBM Holdings N.V. (“DutchCo”), we are writing in connection with the above-referenced registration statement on Form F-4 that was filed on May 28, 2013 (the “Registration Statement”).

In the course of a telephone conversation regarding the Registration Statement on May 31, 2013, the Staff asked DutchCo to provide an expanded analysis of whether the inclusion in the prospectus of a risk factor relating to the transfer restrictions provisions of the special voting shares would be appropriate; further, the Staff reiterated its request that any statement relating to the legal interpretation of those provisions be attributed to counsel and that, consequently, the consent of such counsel be filed as an exhibit to the Registration Statement.

In response to comment 3 in the Staff comment letter dated May 24, 2013, reiterated by the Staff in the conversation referred to above, DutchCo proposes to amend the disclosure on page 263 of the Registration Statement to include the following statement: “Based on the advice of its Dutch counsel, Freshfields Bruckhaus Deringer LLP, DutchCo does not believe there to be any meaningful uncertainty regarding the interpretation and expected operation of Article 12 of the Articles of Association and Section 8 of the terms and conditions of

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the special shares, also taking into account the provisions of Article 4 of the Articles of Association and the remainder of the contractual provisions included in the terms and conditions of the special voting shares”. The consent of Freshfields Bruckhaus Deringer LLP to the inclusion of such statement will be filed as an exhibit to the Registration Statement.

DutchCo does not believe that it would be appropriate to include in the prospectus a risk factor relating to the interpretation of those provisions, for the several reasons discussed below.

DutchCo recognizes that if the transfer restriction provisions of the special voting shares proved ineffective, this would lead to unintended results and potentially allow the transfer of influence or (if enough voting rights were transferred) control over DutchCo to a person not acquiring any economic interest in DutchCo. However, DutchCo does not believe there to be any risk of such event occurring.

Under Article 4.2 of the Articles of Association of DutchCo1:

•	No shareholder other than a Qualifying Shareholder (i.e. a holder of Qualifying Common Shares) can hold a special voting share; and

•	A Qualifying Shareholder may only hold one special voting share for each Qualifying Common Share held

Accordingly, based on that provision of the Articles of Association alone, no transfer of special voting shares allowing the transferee to exercise additional voting rights may occur (other than in the very limited circumstances in which such acquisition is permitted under the Articles of Association in conjunction with the acquisition of the associated common shares). DutchCo will, for the avoidance of any doubts, amend Article 12 of the Articles of Association to state explicitly that the transfer provisions described therein are subject to the restrictions of Article 4.2.

Furthermore, Article 4.4 and Article 4.5 of the Articles of Association provide that if a holder of special voting shares transfers any associated common shares, all rights pertaining to the special voting shares are immediately suspended. 2

[1]	Article 4.2 of the DutchCo Articles of Association states: “Special voting shares may only be held by a Qualifying Shareholder and the company itself. A Qualifying Shareholder may hold one (1) special voting share for each Qualifying Common Share held by such shareholder.”

[2]	Article 4.4 of the DutchCo Articles of Association states:

“In the event of a Change of Control in respect of a Qualifying Shareholder or in the event that a Qualifying Shareholder requests that some or all of its Qualifying Common Shares be de-registered from the Loyalty Register, as referred to in Article 10 paragraph 3, or transfers some or all of its Qualifying Common Shares to any other party (other than a Loyalty Transferee):

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As a result of those provisions, under the Articles of Association of DutchCo:

•	No person may hold a special voting share other than in conjunction with holding a Qualifying Common Share; and

•	If a holder transfers a Qualifying Common Share, any rights of the associated special voting share are suspended immediately.

In addition to the provisions of the Articles of Association referred to above, the terms and conditions of the special voting shares contractually prohibit any transfer of special voting shares (other than in the very limited circumstances in which such acquisition is permitted under the Articles of Association in conjunction with the acquisition of the associated common shares) and impose on any holder of special voting shares the obligation to transfer its special voting shares to DutchCo for no consideration upon a transfer of the associated common shares. Furthermore, the terms and conditions of the special voting shares impose a penalty on any shareholder attempting to breach its obligations under or otherwise violating the terms of the special voting shares terms and conditions.

As set forth in our letter dated April 22, 2013, DutchCo submits that the restrictions of Section 8 of the special voting shares terms and conditions are binding on the holder of special voting shares and on the Board of Directors of DutchCo. However, whilst the transfer restrictions included in the terms and conditions of the special voting shares are intended

a. such shareholder shall be obliged to immediately offer all such special voting shares to the company; and

b. any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect.”

Article 4.5 of the DutchCo Articles of Association states:

“In the event a Qualifying Shareholder does no longer qualify as a Qualifying Shareholder:

a. any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect; and

b. such shareholder shall be obliged to immediately offer all such special voting shares to the company.”

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to provide additional clarity, more detailed mechanics and administrative convenience to the functioning of the loyalty voting mechanism, they are not necessary to achieve the objective of making the special voting shares non-transferrable.

Accordingly, even disregarding the terms and conditions of the special voting shares, DutchCo submits that under the Articles of Association of DutchCo no person may validly acquire special voting shares from another holder (other than in the limited circumstances described in the prospectus). It would be incorrect to suggest to investors that any doubt or risk exists with respect to this question.

Any questions or comments with respect to the Registration Statement and this letter may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to the undersigned by email and facsimile (212-291-9101) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

cc:	Julie Sherman

Gary Todd

Louis Rambo

Mary Beth Breslin

(Securities and Exchange Commission)

Pablo Di Si

(FI CBM Holdings N.V.)

Roberto Russo

(Fiat Industrial S.p.A.)

Michael Going

(CNH Global N.V.)